UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

For the month of June 2002

BE SEMICONDUCTOR INDUSTRIES N.V.
(Exact name of Registrant as specified in its charter)

Marconilaan 4
5151 DR Drunen
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ___ No X

BE Semiconductor Industries N.V. (the "Company") is filing a Press Release dated June 17, 2002 which announced that its Supervisory Board has authorized the repurchase of up to 1,000,000 of the Company's ordinary shares from time to time on the open market or in privately negotiated transactions. A copy of the Press Release is attached hereto as Exhibit 99.1.

Exhibits

99.1 Press Release

Exhibit 99.1

BE Semiconductor Industries

FOR : BE SEMICONDUCTOR INDUSTRIES N.V.
Marconilaan 4
5151 DR DRUNEN
The Netherlands

*** BE Semiconductor Industries announces stock repurchase program***

Drunen, The Netherlands, June 17, 2002 - BE Semiconductor Industries N.V. ("BESI" or "the Company") (NASDAQ: BESI; Amsterdam Stock Exchange: BESI; Frankfurt Stock Exchange: BSI) today announced that its Supervisory Board has authorized the repurchase of up to 1,000,000 of the Company's ordinary shares from time to time on the open market or in privately negotiated transactions.

"We believe, that based on current market prices, that it is in the best interest of our shareholders for us to acquire shares in the open market to offset dilution associated with employee stock plans" said Richard W. Blickman, the Company's President and Chief Executive Officer.

The timing and amount of any shares repurchased will be determined by the Company's management based on its evaluation of market conditions and other factors. The repurchase program may be suspended or discontinued at anytime. Any repurchased shares will be available for use in connection with its stock plans and for other corporate purposes.

The repurchase program will be funded using the company's working capital. As of March 31, 2002, the Company had cash and cash equivalents of approximately € 128.7 million.

BE Semiconductor Industries N.V. had approximately 31.8 million ordinary shares outstanding as of March 31, 2002.

About BE Semiconductor Industries N.V.:

BE Semiconductor Industries N.V. is a leading manufacturer of semiconductor packaging, plating, die attach and die sorting equipment for both leadframe and array connect applications. BESI designs and manufactures technologically-advanced, high-performance equipment and integrated systems for the semiconductor industry's assembly process operations. BESI operates primarily through four wholly owned subsidiaries. BESI's Fico subsidiary provides automated molding and trim and form systems. BESI's Meco subsidiary provides plating and singulation systems. BESI's RD Automation subsidiary provides flip chip die attach systems and BESI's Laurier subsidiary provides automated die sorting systems. BESI's web site address is: http://www.besi.nl.

BE Semiconductor Industries

Statements in this press release regarding the company's intention to repurchase ordinary shares from time to time under the stock repurchase program, the intended use of any repurchased shares and the source of funding are forward-looking statements. There are a number of important factors that could cause actual events to differ materially from those suggested or indicated by such forward-looking statements. These include, among others, the market price of the company's stock prevailing from time to time, the nature of other investment opportunities presented to the company from time to time, the company's cash flows from operations, general economic conditions, and other factors identified in the company's Annual Report on Form 20-F and Current Reports on Form 6-K filed with the SEC.

Contacts:

Richard W. Blickman
President & CEO
BE Semiconductor Industries N.V.
Tel. (31) 416 384345

Cor te Hennepe
Director of Finance
BE Semiconductor Industries N.V.
Tel. (31) 416 384345

# # #

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BE SEMICONDUCTOR INDUSTRIES N.V.

By:______________________________
Name: Richard W. Blickman
Title: President and Chief Executive Officer

Date: July 9, 2002